As filed with the Securities and Exchange Commission on December 14, 2005
Registration No. 333-124263

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
Form S-1
on Form S-3*
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Specialty Underwriters’ Alliance, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	6331	20-0432760
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 South Riverside Plaza
Chicago, Illinois 60606
(888) 782-4672
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Courtney C. Smith
Chief Executive Officer
Specialty Underwriters’ Alliance, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606
(888) 782-4672
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William W. Rosenblatt, Esq.
Christopher J. Doyle, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982
(212) 806-5400
Facsimile: (212) 806-6006

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
*EXPLANATORY NOTE
     This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (No. 333-124263) into a Registration Statement on Form S-3. No filing fee is required in connection with this Post-Effective Amendment No. 2.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2005
PROSPECTUS
1,558,688 Shares
Specialty Underwriters’ Alliance, Inc.
Common Stock
        This prospectus relates solely to the sale of 1,558,688 shares of our common stock by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of these shares.
      We originally sold these shares of common stock to the selling stockholders in various private placement transactions.
      The selling stockholders may offer their shares of common stock from time to time in public or private transactions on the Nasdaq National Market, on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, through a combination of these methods or otherwise. The selling stockholders may sell the shares at market prices prevailing at the time of sale or at negotiated prices. The shares of common stock may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders.
      We have agreed to bear the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of these shares of common stock.
      The selling stockholders and any underwriters, agents or broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.
      Our common stock is traded on the Nasdaq National Market under the symbol “SUAI.” On December 13, 2005, the last reported sales for the common stock as reported on the Nasdaq National Market was $5.98 per share.
      See “Risk Factors” beginning on page 3 of this prospectus for certain risk factors you should consider before investing in shares of our common stock.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	12
PRINCIPAL AND SELLING STOCKHOLDERS	12
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	17
EXPERTS	17
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	17
WHERE YOU CAN FIND MORE INFORMATION	18
GLOSSARY OF SELECTED INSURANCE, REINSURANCE AND INVESTMENT TERMS	G-1
Ex-10.1.44
Ex-10.1.45
Ex-10.1.46
Ex-10.1.47
EX-23.1

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION
      Unless the context indicates otherwise, in this prospectus references to the “Company,” “SUA,” “we,” “us” or “our” and similar designations refer to Specialty Underwriters’ Alliance, Inc. and its subsidiary, SUA Insurance Company.
      For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and investment terms. In this prospectus, amounts are expressed in dollars and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP, except as otherwise indicated.

ii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock.
Our Company
Overview
      Specialty Underwriters’ Alliance, Inc. was formed in April 2003 and, through its wholly-owned subsidiary, SUA Insurance Company, offers commercial property and casualty insurance to selected customer groups. We believe that we are different from other specialty insurance companies because we have created an innovative business model that emphasizes partner relationships with key agents, or partner agents, knowledgeable in the types of business classes we underwrite. Highly specialized business knowledge of these business classes is required to achieve underwriting profits. Historically, we believe that this segment of the industry has been underserved by most standard property and casualty insurance companies because they lack such specialized knowledge and are not willing to make the necessary investment to support select business classes.
      Generally, insurance agents are paid by commission up-front. As a result, agents make money even if the insurance carrier does not make an underwriting profit. Often, in the specialty program business, insurance agents historically have had underwriting authority and were responsible for handling claims. We believe that this system has not served the carriers, the agents or the insureds very well. Poor underwriting results have led to underwriting losses for carriers, and instability in the insurance market from carrier turnover. In turn, agents have incurred additional costs in searching for, and converting to, new carriers. Policyholders have experienced uncertainty regarding the placement of their coverage from year to year and the quality of service.
      Our business model is designed to realign the interests of carriers, agents and insureds. We have entered into on-going arrangements with key agents. Our agreements with the partner agents provide that in exchange for marketing and pre-qualifying business for us, our partner agents receive an up-front commission designed to cover their costs and an underwriting profit-based commission paid over several years. In addition, they purchase shares of Class B common stock of our company, with returns on their investment tied to our performance. We provide our partner agents with a five-year exclusive arrangement (generally allowing partner agents to offer other companies’ products if we decline to offer coverage to a prospective insured) covering a specific class of business and territory. Further, we are implementing a centralized information system designed to reduce processing and administrative time. Lastly, we are a stable, dedicated source of specialty program commercial property and casualty insurance capacity.
      We have a secure category rating of “B+” (Very Good) from A.M. Best, which is the sixth highest of 15 rating levels.
      On November 23, 2004, we completed our initial public offering of 12,700,000 shares of common stock at an initial public offering price of $9.50 per share. Concurrent with the closing of the initial public offering, we sold 1,000,000 shares of our common stock at a price of $8.835 per share in a private placement. Simultaneously with the closing of our initial public offering, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary J. Ferguson, each an executive officer, purchased directly from us 22,637, 33,956, 16,978 and 16,978 shares of our common stock, respectively. Additionally, at the closing of our initial public offering we sold 26,316 shares of our Class B common stock to our partner agents at a total aggregate amount of $250,000. The net proceeds to us from all these transactions after deducting expenses were approximately $119.8 million.
      Simultaneously with the closing of the initial public offering, we acquired all of the outstanding common stock of Potomac Insurance Company of Illinois, or Potomac, from OneBeacon Insurance Company, or OneBeacon, for $22.0 million. We refer to this transaction as the “Acquisition.” After giving effect to the Acquisition, we changed the name of Potomac Insurance Company of Illinois to SUA Insurance Company.

      SUA Insurance Company is licensed to conduct insurance business in 41 states and the District of Columbia. We consider these jurisdictions to be those that are important to our current business plan because they account for approximately 90% of the population of the United States. SUA Insurance Company is not licensed in Hawaii, Maine, Minnesota, Montana, New Hampshire, North Carolina, Oregon, Tennessee and Wyoming. However, in the future we may apply for licenses in one or more of those states.
      Prior to the Acquisition, SUA Insurance Company entered into a transfer and assumption agreement with OneBeacon whereby all of its liabilities, including all direct liabilities under existing insurance policies, were transferred to and assumed by OneBeacon.
      In the event of the failure to pay by OneBeacon, SUA Insurance Company could experience losses which could materially adversely affect our business and results of operations. OneBeacon currently has a rating of “A” (Excellent) from A.M. Best, which is the third highest of 15 rating levels.
      On December 22, 2004, we received additional proceeds of $3.7 million from underwriters’ exercise of the over allotment option, in which they purchased an additional 422,000 shares.
      Our website address is www.suainsurance.com. We make available on this website under “Investor Relations,” free of charge, our annual reports on Form  10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, Forms 3, 4 and 5 filed via Edgar by our directors and executive officers and various other SEC filings, including amendments to these reports, as soon as reasonably practicable after we electronically file or furnish such reports to the SEC. We also make available on our website our Corporate Governance Guidelines and Principles, our Code of Business Conduct and Ethics and the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. This information also is available by written request to Investor Relations at our executive office address listed below. The information on our website, or on the site of our third-party service provider, is not incorporated by reference into this prospectus.
      Our principal executive offices are located at 222 South Riverside Plaza, Chicago, Illinois 60606 and our telephone number is (888) 782-4672.
This Offering
      All of the shares offered hereby are being offered by the selling stockholders. We will not receive any proceeds from the offering. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Plan of Distribution” herein.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties that we are unaware of, or that are currently deemed immaterial, also may become important factors that affect us. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”
Risks Related to our Business

We have a limited operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.
      We effectively commenced operations with the closing of our initial public offering, but did not start to write insurance policies until the first quarter of 2005. As a result, we have not yet generated significant revenues. The business of Potomac, our accounting predecessor, is not representative of or comparable with our primary business strategy. Businesses, such as ours, that are starting up or in their initial stages of development present substantial business and financial risks and may suffer significant losses. Additionally, we are still in the process of hiring staff, developing business relations, continuing to establish operating procedures, obtaining additional facilities and implementing new systems. If we are unable to implement these actions in a timely manner, our results may be adversely affected.

We rely on a limited number of partner agents. Our failure to recruit and retain partner agents could materially adversely affect our results. Our transition of our partner agents’ business may significantly delay our ability to generate revenue.
      We have only five partner agents. We have entered into non-binding letters of intent with two other potential Partner Agents. We hope to enter into additional agent relationships in the future. Our ability to recruit and retain partner agents may be negatively impacted by certain aspects of our business model, including our requirement that partner agents defer and make contingent a portion of their agency commissions and purchase, or commit to purchase, shares of our Class B common stock. In addition, our ability to add new partner agents may be limited by our level of capital. Because we are unlikely to seek or obtain mid-term cancellations of existing policies produced by our partner agents, we will seek to transition policies over a 12-month period as they are renewed. We will be unable to generate premium revenue until policies are written by us, and a delay in our ability to write or transition policies could lead to a significant delay in our ability to generate substantial amounts of revenue.

We may be subject to losses if OneBeacon fails to honor its reinsurance obligations to us.
      Our subsidiary, SUA Insurance Company, has a transfer and assumption agreement with OneBeacon whereby all of SUA Insurance Company’s liabilities existing as of the acquisition of Potomac, including all direct liabilities under existing insurance policies, were ceded to and assumed by OneBeacon.
      The legal requirements to transfer insurance obligations from one insurer to another, sometimes referred to as a novation, vary from state to state, generally based on the state in which the policy was issued. In some states, if certain notifications are made to policyholders and they do not object to the transfer within certain periods of time, they are deemed to have agreed to the transfer. In other states, policyholders must consent to the transfer in writing. Additionally, in some states insurance regulatory approval is required in addition to policyholder consents.
      To the extent the legal requirements for novation have been met, OneBeacon will become directly liable to those policyholders for any claims arising from insured events under the policy, and SUA Insurance Company’s obligation to those policyholders would cease. Accordingly, SUA Insurance Company would extinguish any recorded liabilities to such policyholders and the related reinsurance recoverables, so no gain or loss would occur.
      Until a novation is achieved, SUA Insurance Company continues to be directly liable to legacy policyholders for claims arising under their policies, but has reinsurance coverage from OneBeacon to reimburse SUA Insurance Company for any such claims. Thus SUA Insurance Company should not experience any gains or losses with respect to such legacy policies unless OneBeacon failed to honor its reinsurance obligation to SUA Insurance Company. In the event of the failure to pay by OneBeacon, SUA Insurance Company could experience losses that could materially adversely affect our business and results of operations.

We have received a secure category rating of “B+” (Very Good) from A.M. Best. A future downgrade in our rating could affect our competitive position with customers and our rating may put us at a disadvantage with higher-rated carriers.
      Competition in the types of insurance business that we underwrite is based on many factors, including the perceived financial strength of the insurer and ratings assigned by independent rating agencies. A.M. Best Company, Inc., or A.M. Best, is generally considered to be a significant rating agency with respect to the evaluation of insurance companies. A.M. Best’s ratings are based on a quantitative evaluation of a company’s performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, investments, reinsurance programs, reserves and management. Insurance ratings are used by customers, reinsurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers.
      We have received a secure category rating of “B+” (Very Good) from A.M. Best, which is the sixth highest of 15 rating levels and indicates A.M. Best’s opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. The rating is not a recommendation to buy, sell or hold our securities. We cannot assure you that we will be able to maintain this rating. If we experience a significant ratings downgrade, we may experience a substantial loss of business as policyholders might purchase insurance from companies with higher claims-paying and financial strength ratings instead of from us.

Our rating may place us at a competitive disadvantage or cause us to incur additional expenses.
      Certain financial institutions and banks require property owners with loans to be insured by insurers with at least an “A-” rating by A.M. Best. Certain other insureds choose to insure their own property and casualty risks only with such higher-rated insurers. Also, due to financial responsibility laws, some states and the federal government require certain regulated entities to purchase mandatory insurance from insurers holding a minimum of “A-” rating by A.M. Best. Some agents may be unwilling or unable to write certain lines of business such as property, long-tail liability lines and automobile liability with insurers that are not rated at least “A-” (Excellent) by A.M. Best. We have talked to some potential partner agents who require at least “A-” rating by A.M. Best. We may seek to enter into fronting arrangements under which policies may be nominally written by a higher rated insurer to allow our partner agents to produce business in these lines, but there can be no assurances that these arrangements will be available at a reasonable price or acceptable to agents, and the cost of these arrangements will reduce our operating profit.

A delay or other problem in the implementation of our centralized technology system could have a material adverse effect on our business plan.
      We are implementing a centralized technology system for underwriting, policy issuance and claims administration through each partner agent’s website. We must rely on our chosen vendors in integrating their technology in order to implement our system and they have relatively limited experience in doing so. As a result, we cannot assure you that our vendors will be able to develop our technology system for us in a timely manner and at the price we anticipate. A delay in implementation of our centralized technology system would inhibit us from automating our underwriting, policy issuance and claims administration. Instead, we would need to manually process our policies and claims that could lead to less efficiency and the possibility of a decrease in premium volume. Accordingly, a delay or other problems in our implementation schedule could have a material adverse effect on our business plan.

We may require additional capital in the future, which may not be available on favorable terms or at all.
      We expect that our future capital requirements will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover our losses. We believe that our current funds are sufficient to support our current business plan for at least twelve months. However, to the extent that our funds are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in our company would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of the shares offered in this offering. If we cannot obtain adequate capital, our business, financial condition and results of operations could be adversely affected.

We may misevaluate the risks we seek to insure. If we misevaluate these risks, our business, reputation, financial condition and results of operations could be materially and adversely affected.
      We were formed to provide commercial lines insurance to specialty program markets through our operating subsidiary. The market for commercial lines insurance to specialty programs differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of most standard carriers. We expect that our success will depend on the ability of our underwriters to accurately assess the risks associated with the businesses that we insure. We expect that underwriting for specialty program lines will require us to make assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. Such matters include, but are not limited to the effects of future inflation on our claim trends, future law changes in jurisdictions where we do business, judicial interpretations regarding policy coverage, the predictability and frequency of catastrophic events, and medical protocol changes. If we fail to adequately evaluate the risks to be insured, our business, financial condition and results of operations could be materially and adversely affected, since our claims experience could be significantly different than what we assumed in our pricing, resulting in reduced underwriting profits or underwriting losses.

We compete with a large number of companies in the insurance industry for underwriting revenues.
      We compete with a large number of other companies in our selected lines of business. We compete with major U.S. and non-U.S. insurers such as American International Group, Inc., or AIG, Travelers Insurance Group Holdings Inc., or Travelers, CNA Financial Corporation, or CNA, and ACE Limited, or ACE, that offer the lines of insurance that we offer and that target the same market as we do and utilize similar business strategies. We face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies such as W.R. Berkley Corporation, Markel Insurance Company, or Markel, Philadelphia Consolidated Holding and RLI Insurance Company, or RLI. In addition, newly formed and existing insurance industry companies such as Arch Capital Group Ltd., or Arch, Meadowbrook Insurance Group, or Meadowbrook, and Argonaut Insurance Company, or Argonaut, have recently raised capital to meet perceived demand in the current environment and address underwriting capacity issues. Other newly formed and existing insurance companies also may be preparing to enter the same market segments in which we compete or raise new capital. Since we have limited operating history, we expect that our competitors will have greater name and brand recognition than we have. Many of them also have higher financial strength and ratings assigned by independent ratings agencies and more (in some cases substantially more) capital and greater marketing and management resources than we have and may offer a broader range of products and more competitive pricing than offer.
      Our competitive position is based on many factors, including our perceived financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. We choose types and lines of businesses (tow trucks, workers’ compensation) that do not require “A” level A.M. Best ratings. We work with a limited number of partner agents which will enable us to provide them with customized approaches to their business and give them long term (five years) exclusive arrangements. Our systems capability is designed for this type of business which enables us to change and adapt quicker to changes in the marketplace. Since we have recently commenced operations, we may not be able to compete successfully on many, or any, of these bases. In addition, some companies in our lines of business are increasing their capital-raising activities, which could result in additional new entrants to our markets and an excess of capital in the industry. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.
      In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. In certain states, state-sponsored entities provide property insurance in catastrophe-prone areas or other “alternative markets” types of coverage. Furthermore, the growth of services offered over the Internet may lead to greater competition in the insurance business. New competition from these developments could cause the supply and/or demand for insurance to change, which could adversely affect our underwriting results.

If we are unable to obtain regulatory approval to begin writing policies and transition business in a timely manner, our ability to generate revenue could be delayed.
      We must successfully receive approval of our rates and forms in order to issue policies in certain jurisdictions. Our partner agents cannot begin to transition policies to be written in those states to us until we have completed this process. Because we are unlikely to seek or obtain mid-term cancellations of existing policies produced by our partner agents, we will seek to transition policies over a 12-month period as they are renewed. We will be unable to generate premium revenue until policies are written by us, and a delay in our ability to write or transition policies could lead to a significant delay in our ability to generate substantial amounts of revenue.

Our reliance on retail agents to market our products subjects us to their credit risk.
      We market our insurance products primarily through retail insurance agents who produce business for our partner agents. Our clients pay premiums for insurance policies to a retail agent for payment over to us. These premiums are considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts. We also make claims payments to these agents and under local law we are likely to be liable to our client if the agent does not forward the claim payment to the client. Consequently, we assume a degree of credit risk associated with retail agents with respect to most of our insurance business. We receive business from many retail agents and will not be able to determine the creditworthiness of all of them.

The availability of reinsurance that we use to limit our exposure to risks may be limited, and counterparty credit and other risks associated with our reinsurance arrangements may result in losses that could adversely affect our financial condition and results of operations.
      To limit our risk of loss, we use reinsurance. The availability and cost of reinsurance protection is subject to market conditions, which are beyond our control. Currently, there is a high level of demand for these arrangements, and we cannot assure you that we will be able to obtain, or in the future renew, adequate protection at cost-effective levels. For our workers’ compensation business, our reinsurers are responsible for losses between $1 million and $5 million due to any single occurrence under a policy and for losses in excess of $5 million up to $24 million for a multiple loss occurrence. For our non-workers’ compensation casualty business, we do not write policies above $1 million and therefore do not need reinsurance protection. For this business, our reinsurers are responsible between $1 million and $19 million of losses for a multiple loss occurrence.

      As a result of market conditions and other factors, we may not be able to successfully alleviate risk through reinsurance. Further, we expect to be subject to credit risk with respect to our reinsurance arrangements because the ceding of risk to reinsurers will not relieve us of our liability to the clients or companies we insure. Our failure to establish adequate reinsurance arrangements or the failure of our reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our business, financial condition and results of operations.

The occurrence of severe catastrophic events may have a material adverse effect on us.
      We underwrite property and casualty insurance which covers catastrophic events. Therefore, we have large aggregate exposures to natural and man-made disasters, such as hurricane, typhoon, windstorm, flood, earthquake, acts of war, acts of terrorism and political instability. We expect that our loss experience generally will include infrequent events of great severity. Although we may attempt to exclude losses from terrorism and other similar risks from some coverages we write, we may not be successful in doing so. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. While we attempt to limit our net exposure in any area and to any one catastrophe, we may not be able to do so. Therefore, the occurrence of losses from catastrophic events could have a material adverse effect on our results of operations and financial condition. These losses could adversely affect our net worth and reduce our stockholders’ equity and statutory surplus of our operating subsidiary (which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, as determined under statutory accounting principles, or SAP). A decrease in statutory surplus would adversely affect our operating subsidiary’s ability to write new business. Increases in the values and geographic concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

The effects of emerging claim and coverage issues on our business are uncertain.
      As industry practices and legal, judicial, social and other environmental conditions change, unexpected issues related to claims and coverage may emerge with respect to various segments of our business. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, the effects of these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
      Recent examples of emerging claims and coverage issues that could affect us include:

•	larger settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors’ and officers’ liability insurance; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling, insurance sales practices and other practices related to the conduct of business in our industry.
      The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business, financial condition and results of operations.

Recent federal legislation may negatively affect the business opportunities we perceive are available to us in the market.
      The Terrorism Risk Insurance Act of 2002, or TRIA, was enacted by the U.S. Congress and became effective in November 2002 in response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001. TRIA applies to the insurance written by us.

      TRIA requires some U.S. commercial property and casualty insurers, including us, to make available to their policyholders terrorism insurance coverage for certified acts of terrorism at the same limits and terms as are available for other coverages. Exclusions or sub-limit coverage for certified acts of terrorism may be established, but solely at the discretion of an insured. We are currently unable to predict the extent to which TRIA may affect the demand for our products, or the risks that may be available for them to consider underwriting. We may or may not offer such coverage in the future and if we do offer coverage we are unable to assure the adequacy of the premium we will charge to cover losses.

A significant amount of our invested assets is subject to market volatility and we may be adversely affected by interest rate changes.
      We invest the premiums we receive from customers and our investment portfolio initially consists of highly rated and liquid fixed income securities. The fair market value of these assets and the investment income from these assets will fluctuate depending on general economic and market conditions. Because we classify substantially all of our invested assets as available for sale, changes in the market value of our securities will be reflected in our consolidated balance sheet. In addition, we expect that market fluctuations and market volatility will affect the value of our investment portfolio and could adversely affect our liquidity. Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall market conditions.
      Our investment portfolio contains interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Because of the unpredictable nature of losses that may arise under insurance policies, we expect our liquidity needs will be substantial and may arise at any time. Increases in interest rates during periods when we sell investments to satisfy liquidity needs may result in losses. Changes in interest rates also could have an adverse effect on our investment income and results of operations and may expose us to prepayment risks on certain fixed income investments.
      Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Our mitigation efforts include maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. Despite our mitigation efforts, a significant increase in interest rates could have a material adverse effect on our book value.

Our profitability may be adversely impacted by inflation.
      The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. We expect that our reserve for losses and loss adjustment expenses will include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs and the length of time claims are settled and paid. To the extent inflation causes these costs to increase above reserves established for these costs (particularly on liability coverages which often take many years to settle), we expect to be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.
      We are a holding company. As a result, we do not have, and expect to not have, any significant operations or assets other than our ownership of the shares of our subsidiary.
      Dividends and other permitted distributions from our operating subsidiary are our primary source of funds to pay dividends, if any, to stockholders and to meet ongoing cash requirements, including debt service payments and other expenses. The inability of our operating subsidiary to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations.
      The ability of our operating subsidiary to pay dividends or make other distributions to stockholders is subject to statutory and regulatory restrictions under Illinois law, including restrictions imposed as a matter of administrative policy, which are applicable generally to any insurance company in its state of domicile that limit such payments or distributions without prior approval by regulatory authorities.
      Illinois law provides that no dividend or other distribution may be declared or paid at any time except out of earned surplus, rather than contributed surplus. A dividend or other distribution may not be paid if the surplus of the domestic insurer is at an amount less than that required by Illinois law for the kind or kinds of business to be transacted by such insurer, or when payment of a dividend or other distribution by such insurer would reduce its surplus to less than such amount. Additionally, if insurance regulators determine that payment of a dividend or any other payments to an affiliate would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company’s policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.
      Illinois law provides that a domestic insurer which is a member of a holding company system may not pay any extraordinary dividend nor make any other extraordinary distribution to its securityholders until 30 days after the Director has received notice of the declaration thereof and has not within such period disapproved the payment unless the Director approves such payment within the 30-day period. Illinois law defines an extraordinary dividend or distribution as “any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions, made within the period of 12 consecutive months ending on the date on which the proposed dividend is scheduled for payment or distribution exceeds the greater of: (a) 10% of the company’s surplus as regards policyholders as of the 31st day of December next preceding, or (b) the net income of the company for the 12-month period ending the 31st day of December next preceding, but does not include pro rata distributions of any class of the company’s own securities.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. If we do not comply with these regulations, we may be subject to penalties, including fines, suspensions and withdrawals of licenses, which may adversely affect our financial condition and results of operations.
      We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. These regulations, generally administered by a department of insurance in each jurisdiction in which we expect to do business, relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their agents;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiary to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premium, losses and other purposes.

      For example, our operating subsidiary is subject to minimum capital and surplus requirements imposed by the laws of the jurisdictions in which it is licensed to transact an insurance business. As of December 31, 2004, the capital and surplus of our operating subsidiary was approximately $100 million. If our operating subsidiary does not maintain the required minimum capital and surplus of any jurisdiction in which it is licensed, it could be subject to regulatory action in such jurisdiction, including, but not limited to, the suspension or revocation of its license to transact an insurance business in such jurisdiction. No jurisdiction in which our operating subsidiary is licensed has minimum capital and surplus requirements in excess of $35 million for the lines of insurance for which our operating subsidiary is licensed. Additionally, if our operating subsidiary does not maintain the required minimum capital and surplus for Illinois, its state of domicile (which currently is $2.2 million), it could be placed into receivership in Illinois. Also, any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our operating subsidiary, which we may not be able to do.
      Insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.
      In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We base some of our practices on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.
      In recent years, the state insurance regulatory framework in the United States has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws, which may be more restrictive or may result in higher costs to us than current statutory requirements.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our shares to decline.
      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

      In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

The sale of a substantial number of our shares of common stock may cause the market price of our shares of common stock to decline.
      As of the date of this prospectus, we have outstanding 14,680,688 shares of common stock. Of these shares, the 13,122,000 shares sold in the initial public offering are freely tradable. The 1,558,688 shares to which the registration statement of which this prospectus constitutes a part relates will, when such registration statement is effective, be freely tradable. If our stockholders sell substantial amounts of shares of common stock in the public market, including the shares registered hereby, or upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

We do not currently intend to pay dividends to our stockholders and any determination to pay dividends in the future will be at the discretion of our board of directors.
      We currently intend to retain any profits to provide capacity to write insurance and to accumulate reserves and surplus for the payment of claims. As a result, our board of directors currently does not intend to declare dividends or make any other distributions to our stockholders. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If no dividends are paid, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.
      We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This can frustrate a change in the composition of our board of directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
      Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.
      Delaware law provides that no person shall enter into an agreement to merge with or acquire control of any person controlling a domestic insurer (including an insurance holding company) unless, at the time any such agreement is entered into, the agreement or acquisition has been approved by the Commissioner of the Delaware Department of Insurance. Control is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of any other person.

FORWARD-LOOKING STATEMENTS
      Certain statements in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to the safe harbor provisions of this legislation. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.
      Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Important factors could cause actual results to differ materially from our expectations contained in our forward-looking statements.
      There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the caption “Risk Factors.” You should read these factors and other cautionary statements as being applicable to all related forward-looking statements wherever they appear. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.
PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information as of December 13, 2005 regarding the beneficial ownership of our outstanding common stock by:

•	each person or group that we know owns more than 5% of our common stock,

•	each of our directors and named executive officers,

•	all of our directors and named executive officers as a group, and

•	each of our stockholders who are selling shares in this offering.
      We are registering the shares covered by this prospectus on behalf of FBR, Standard American Insurance Limited, or SAIL, Messrs. Smith, Jokiel, Loder and Ferguson. Other stockholders set forth in the table below are not selling stockholders. We are registering the shares to permit the selling stockholders, and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, to resell the shares.
      The selling stockholders received their shares of common stock in transactions with us concurrent with the closing of our initial public offering as follows:

•	we sold 1,000,000 shares of our common stock to FBR at a price per share equal to $8.835;

•	Messrs. Smith, Jokiel, Loder and Ferguson purchased directly from us 22,637, 33,956, 16,978 and 16,978 shares of our common stock, respectively, at a price per share equal to $8.835;

•	we issued to FBR, SAIL, Messrs Smith, Jokiel, Loder and Ferguson 242,410, 170,210, 31,834, 14,186, 5,627 and 3,862 shares of our common stock as payment of outstanding principal and interest under notes issued by us.

      The following table sets forth information known to us with respect to beneficial ownership of our common stock as of December 13, 2005 by the selling stockholders. The number of shares in the column “Number of Shares of Common Stock Beneficially Owned” represents all of the shares that any selling stockholder (and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer) may offer under this prospectus. The following table assumes that the selling stockholders sell all of their respective shares registered for sale under this prospectus. The selling stockholders may sell some, all or none of their respective shares.

      In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by a selling stockholder and the percentage ownership, we include any shares as to which any selling stockholder has sole or shared voting power or investment power. There are no options, warrants or other derivative securities or convertible preferred stock outstanding that are exercisable within 60 days after December 13, 2005. To our knowledge, each selling stockholder has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it in the table below.

				Percentage of Shares of
	Number of Shares of Common		Shares of	Common Stock
	Stock Beneficially Owned		Common Stock	Beneficially Owned
Name and Address of			to be Sold in
Beneficial Owner(1)	Before Offering	After Offering	This Offering	Before Offering	After Offering

Friedman, Billings, Ramsey Group, Inc.(2)	1,242,410	0	1,242,410	8.5%	0
1001 Nineteenth Street North, 18th Floor
Arlington, VA 22209
Standard American Insurance Limited	170,210	0	170,210	1.2%	0
44 Church Street
Hamilton HM 12 Bermuda
Eubel Brady & Suttman Asset Management, Inc.(3)	838,150	838,150	0	5.71%	5.71%
7777 Washington Village Drive Suite 210
Dayton, OH 45459
FMR Corp.	1,184,000	1,184,000	0	8.063%	8.063%
82 Devonshire Street,
Boston, Massachusetts 02109
Pequot Capital Management, Inc.	1,011,100	1,011,100	0	6.89%	6.89%
500 Nyala Farm Road
Westport, CT, 06880
Southpoint Capital Advisors LP(4)	1,121,000	1,121,000	0	7.63%	7.63%
222 South Riverside Plaza
Chicago, IL 60606
Endicott Management Company	815,000	815,000	0	5.6%	5.6%
237 Park Avenue, Suite 801
New York, NY 10017(5)
Courtney C. Smith(6)	54,481	0	54,481	*	0
Peter E. Jokiel(7)	48,142	0	48,142	*	0
William S. Loder(8)	22,605	0	22,605	*	0
Gary J. Ferguson(9)	20,840	0	20,840	*	0
Scott W. Goodreau(10)	2,300	2,300	0	*	*
Robert E. Dean(11)	2,500	2,500	0	*	*
Raymond C. Groth(12)	1,000	1,000	0	*	*
Robert H. Whitehead(13)	500	500	0	*	*
Russell E. Zimmermann(14)	1,500	1,500	0	*	*
Paul A. Philp(15)	1,000	1,000	0	*	*
All executive officers and directors as a group (10 persons)	154,868	8,800	146,068	1.0%	*

*	Less than 1%.

(1)	All addresses are those of Specialty Underwriters’ Alliance, Inc., unless otherwise indicated.

(2)	We have entered into a voting agreement with FBR pursuant to which it will vote all shares beneficially owned by it exceeding 5% of the outstanding shares of common stock in the same proportion as our other shares of common stock are voted. FBR is an affiliate of a broker-dealer. It purchased its shares in the ordinary course of business, and at the time of the purchase of the securities, FBR had no agreement, directly or indirectly, with any person to distribute the securities.

(3)	Ronald L. Eubel, Mark E. Brady, Robert J. Suttman, William E. Hazel, and Bernad J. Holtgreive have shared voting power and shared dispositive power over these shares.

(4)	Southpoint GP, LP, Southpoint Capital Advisors, LLC, Southpoint GP, LLC, Robert W. Butts and John S. Clark II filed a Schedule 13G jointly to reflect ownership of these shares.

(5)	Wayne Goldstein and Robert Usdan are the beneficial owners of, and have shared voting and dispositive power over, 815,000 shares, by virtue of their ultimate voting and dispositive power over the following shares: (i) 147,600 shares held by W.R. Endicott, L.L.C., as general partner of Endicott Partners, L.P.; (ii) 281,400 shares held by W.R. Endicott II, L.L.C., as general partner of Endicott Partners II, L.P.; (iii) 110,000 shares held by W.R.D. Endicott, L.L.C., as general partner of Endicott Opportunity Partners, L.P.; and (iv) 245,000 shares held by Endicott Offshore Investors, Ltd., and 31,000 shares held by two managed accounts. The shares referenced under (iv) are beneficially owned by Endicott Management Company.

(6)	Courtney C. Smith is our president, chief executive officer and director.

(7)	Peter E. Jokiel is our executive vice president, chief financial officer and director.

(8)	William S. Loder is our senior vice president and chief underwriting officer.

(9)	Gary J. Ferguson is our senior vice president and chief claims officer.

(10)	Scott W. Goodreau is our vice president, general counsel, administration and corporate relations.

(11)	Robert E. Dean is a director.

(12)	Raymond C. Groth is a director.

(13)	Robert H. Whitehead is a director.

(14)	Russell E. Zimmermann is a director.

(15)	Paul A. Philp is a director.

PLAN OF DISTRIBUTION
      The selling stockholders may sell the shares at any time and from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made in public or private transactions on the Nasdaq National Market, on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, through a combination of these methods or otherwise. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their respective shares in one or more of, or a combination of:

•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

•	an exchange distribution in accordance with the rules of an exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	put or call option transactions relating to the shares or through short sales of shares, and

•	privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.
      From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be the “selling stockholder” for purposes of this prospectus. The number of shares of common stock beneficially owned by such selling stockholder will decrease as and when it takes such actions. The plan of distribution for a selling stockholder’s shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder. Upon being notified by a selling stockholder that a donee, pledgee, transferee or assignee intends to sell more than 500 shares, we will file a supplement to this prospectus.
      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with a selling stockholder. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.
      In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from such selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or a selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, such selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised that it has not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.
      The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification is available and is complied with.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect of our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.
      We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the date on which the shares may be resold by non-affiliates of our company without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Nasdaq National Market System
      Our common stock is listed on the Nasdaq National Market System under the symbol “SUAI.”
LEGAL MATTERS
      The validity of the shares of common stock being offered by the selling stockholders in this offering will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.
EXPERTS
      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We hereby incorporate by reference the following:
      Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005.
      Current Reports on Form 8-K, February 10, 2005, February 15, 2005, February 28, 2005, May 17, 2005 and filed October 13, 2005.
      Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005, for the fiscal quarter ended June 30, 2005, filed August 12, 2005, and for the fiscal quarter ended September 30, 2005, filed November 14, 2005.

      In addition, all filings filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and part hereof from the date of filing such documents, other than information in the documents that is not deemed to be filed with the SEC. A statement contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein, modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we furnish, rather than file, on any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission for the common stock being offered by this prospectus. This registration statement is a post-effective amendment to the registration statement we filed on Form S-1 (No. 333-124263). This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Copies of the reports and other information we have filed with the SEC are publicly available free of charge on our website at www.suainsurance.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.
      You also can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

GLOSSARY OF SELECTED INSURANCE, REINSURANCE AND INVESTMENT TERMS

Acquisition costs:	The aggregate of policy acquisition costs, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

Broker:	One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity:	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves:	Loss reserves, established with respect to specific, individual reported claims.

Casualty insurance and reinsurance:	Insurance or reinsurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured resulting therefrom.

Catastrophe; Catastrophic:	A severe loss or disaster, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses also may arise from acts of war, acts of terrorism and political instability.

Catastrophe loss:	Loss and directly identified loss adjustment expenses from catastrophes.

Cede; Cedent; Ceding company:	When a party reinsures its liability with another, it transfers or “cedes” business (premiums or losses) and is referred to as the “cedent” or “ceding company.”

Claim:	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Deductible:	The amount of loss that an insured retains, although the insurer is legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. Contrast this with a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the SIR, regardless of the financial status of the insured.

Directors’ and officers’ liability:	Insurance or reinsurance that covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.

Excess of loss:	A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “retention.” Also known as non-propor-

tional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer’s or reinsurer’s insolvency.

Exclusions:	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Exposure:	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Frequency:	The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.

GAAP:	Accounting principles generally accepted in the United States, as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. GAAP is the method of accounting to be used by Specialty Underwriters’ Alliance, Inc. for reporting to stockholders.

Incurred but not reported(“IBNR”):	Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.

Layer:	The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.

Loss and loss adjustment expense ratio:	The ratio of losses and loss expenses to net premiums earned, determined in accordance with either SAP or GAAP.

Loss reserves:	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss adjustment expenses.

Losses and loss adjustment expense:	The expense of settling claims, including legal and other fees and the portion of general expense allocated to claim settlement costs (also known as claim adjustment expenses), plus losses incurred with respect to claims.

Losses incurred:	The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

Premiums:	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Rates:	Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).

Reinsurance:	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Reinsurance agreement:	A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate).

Reserves:	Liabilities established by insurers to reflect the estimated costs of claim payments and the related expenses that the insurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual report claims, and “IBNR reserves.” Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss Reserves.”

Retention:	The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessionaire:	Retention also may mean that portion of the loss is retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves. A retrocessionaire is a reinsurer to which another reinsurer cedes all or part of the reinsurance that the first reinsurer has assumed. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: To reduce net liability on individual risks; to protect against catastrophic losses; to stabilize financial ratios; and to obtain additional underwriting capacity.

Risk-based capital:	A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.

Self-insure:	The retention of a portion of the risk by a person or entity for its own account. See “Deductible” above for a comparison.

Specialty program lines:	Lines of insurance that typically serve well-defined groups of insureds with similar risk characteristics that require highly specialized knowledge of the business class.

Statutory accounting principles (“SAP”):	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Surplus:	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Surplus is often referred to as “surplus as regards policyholders” for statutory accounting purposes.

Underwriter:	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting:	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Workers’ compensation:	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.
1,558,688 Shares
Specialty Underwriters’ Alliance, Inc.
Common Stock

PROSPECTUS

                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Registration.
      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, and the Nasdaq National Market System listing fee.

SEC Registration Fee	$1,546.55
NASD Listing Fee	$2,000
Blue Sky Fees and Expenses	$0
Printing and Engraving Costs	$0
Legal Fees and Expenses	$30,000
Accounting Fees and Expenses	$20,000
Miscellaneous	$1,000

Total	$54,546.55

Item 15.	Indemnification of Directors and Officers.
      Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), our directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The registrant has applied for liability insurance for its officers and directors. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for any indemnification.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits.

2	.1**	Stock Purchase Agreement, dated March 22, 2004, between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.1, filed with Specialty Underwriters’ Alliance, Inc.’s Registration Statement on Form S-1 (File No. 333-117722) (the “Form S-1”))

2	.2**	Amendment No. 1, dated May 4, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.2, filed with the Form S-1)

2	.3**	Amendment No. 2, dated July 1, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.3, filed with the Form S-1)

2	.4**	Amendment No. 3, dated July 13, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.4, filed with the Form S-1)

2	.5**	Amendment No. 4, dated October 12, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.5, filed with the Form S-1)

3	.1**	Amended and Restated Certificate of Incorporation dated May 19, 2005.

3	.2**	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.2, filed with the Form S-1)

4	.1**	Amended and Restated Senior Secured Note to the order of Friedman, Billings, Ramsey Group, Inc. for up to $2,000,000. (Incorporated by reference to Exhibit 4.1, filed with the Form S-1)

4	.2**	Amended and Restated Subordinated Note to the order of Courtney C. Smith for up to $260,000. (Incorporated by reference to Exhibit 4.2, filed with the Form S-1)

4	.3**	Amended and Restated Subordinated Note to the order of Peter E. Jokiel for up to $114,000. (Incorporated by reference to Exhibit 4.3, filed with the Form S-1)

4	.4**	Amended and Restated Subordinated Note to the order of William S Loder for up to $45,000. (Incorporated by reference to Exhibit 4.4, filed with the Form S-1)

4	.5**	Amended and Restated Subordinated Note to the order of Gary J. Ferguson for up to $31,000. (Incorporated by reference to Exhibit 4.5, filed with the Form S-1)

4	.6**	Amended and Restated Amended and Restated Senior Secured Note to the order of Standard American Insurance Limited for up to $1,450,000. (Incorporated by reference to Exhibit 4.6, filed with the Form S-1)

5	.1**	Opinion of Stroock & Stroock & Lavan LLP

10	.1.1**	Management and Administrative Services Agreement, dated November 1, 2003, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.1, filed with the Form S-1)

10	.1.2**	Engagement letter, dated November 24, 2003 between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.2, filed with the Form S-1)

10	.1.3**	Agreement, dated March 15, 2004, between the Registrant and Guy Carpenter & Company, Inc. (Incorporated by reference to Exhibit 10.1.3, filed with the Form S-1)

10	.1.4**	Addendum I to the Management and Administrative Services Agreement, dated April 26, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.4, filed with the Form S-1)

10	.1.5**	Amended and Restated Stock Option Plan dated as of November 11, 2004. (Incorporated by reference to Exhibit 10.1.5, filed with the Form S-1)

10	.1.6**	Addendum II to the Management and Administrative Services Agreement, dated June 10, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.6, filed with the Form S-1)

10	.1.7**	First Amendment to Engagement Letter, dated June 24, 2004, between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.7, filed with the Form S-1)

10	.1.8**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Courtney C. Smith. (Incorporated by reference to Exhibit 10.1.8, filed with the Form S-1)

10	.1.9**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Peter E. Jokiel. (Incorporated by reference to Exhibit 10.1.9, filed with the Form S-1)

10	.1.10**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and William S. Loder. (Incorporated by reference to Exhibit 10.1.10, filed with the Form S-1)

10	.1.11**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Gary J. Ferguson. (Incorporated by reference to Exhibit 10.1.11, filed with the Form S-1)

10	.1.12**	Amended and Restated Senior Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited and Registrant. (Incorporated by reference to Exhibit 10.1.12, filed with the Form S-1)

10	.1.13**	Amended and Restated Subordinated Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.13, filed with the Form S-1)

10	.1.14**	Amended and Restated Intercreditor and Subordination Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.14, filed with the Form S-1)

10	.1.15**	Partner Agent Program Agreement, dated May 18, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.15, filed with the Form S-1)

10	.1.16**	Amended and Restated Securities Purchase Agreement, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.16, filed with the Form S-1)

10	.1.17**	Partner Agent Program Agreement, dated May 1, 2004, between the Registrant and American Team Managers. (Incorporated by reference to Exhibit 10.1.17, filed with the Form S-1)

10	.1.18**	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between the Registrant and American Team Managers. (Incorporated by reference to Exhibit 10.1.18, filed with the Form S-1)

10	.1.19**	Software License Maintenance and Support Agreement, dated May 20, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.21, filed with the Form S-1)

10	.1.20**	Master Software Sales and Services, Agreement (Americas), dated May 19, 2004, between the Registrant and SunGard Sherwood Systems (US), Inc. (Incorporated by reference to Exhibit 10.1.22, filed with the Form S-1)

10	.1.21**	Warrant Exchange Agreement, dated August 31, 2004, among Registrant, Friedman Billings, Ramsey Group, Inc., Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.23, filed with the Form S-1)

10	.1.22**	Second Amendment to Engagement Letter, dated September 7, 2004, between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.24, filed with the Form S-1)

10	.1.23**	Side letter, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.25, filed with the Form S-1)

10	.1.24**	Promissory Note, dated September 30, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.26, filed with the Form S-1)

10	.1.25**	Side letter, dated August 16, 2004, between the Registrant and American Team Managers Insurance Services, Inc. (Incorporated by reference to Exhibit 10.1.27, filed with the Form S-1)

10	.1.26**	Promissory Note, dated August 16, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.28, filed with the Form S-1)

10	.1.27**	Letter Agreement, dated September 15, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.31, filed with the Form S-1)

10	.1.28**	Partner Agent Program Agreement, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.32, filed with the Form S-1)

10	.1.29**	Amended and Restated Securities Purchase Agreement, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.33, filed with the Form S-1)

10	.1.30**	Side Letter, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.34, filed with the Form S-1)

10	.1.31**	Promissory Note, dated November 3, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.35, filed with the Form S-1)

10	.1.32**	First Amendment to Software License Maintenance and Support Agreement, dated October 13, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.36, filed with the Form S-1)

10	.1.33**	Second Amendment to Software License Maintenance and Support Agreement, dated November 9, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.37, filed with the Form S-1)

10	.1.34**	First Amendment to Amended and Restated Senior Loan and Security Agreement, dated November 11, 2004, among FBR, Standard American Insurance Limited and Registrant. (Incorporated by reference to Exhibit 10.1.38, filed with the Form S-1)

10	.1.35**	First Amendment to Amended and Restated Subordinated Loan and Security Agreement, dated November 11, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.39, filed with the Form S-1)

10	.1.36**	Form of Voting Agreement, by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.40, filed with the Form S-1)

10	.1.37**	Form of Registration Rights Agreement, by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.41, filed with the Form S-1)

10	.1.38**	Form of Stock Purchase Agreement by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.42, filed with the Form S-1)

10	.1.39**	Third Amendment to the Software License and Maintenance and Support Agreement by and between ISO Strategic Solutions, Inc. and the Registrant. (Incorporated by reference to Exhibit 10.1.43, filed with the Form S-1)

10	.1.40**	Lease Agreement, dated February 7, 2005, between SUA Insurance Company, the wholly owned operating subsidiary of the Registrant, and 222 South Riverside Property LLC. (Incorporated by reference to Exhibit 10.1.40, filed with Specialty Underwriters’ Alliance, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004) (the “2004 10-K”)

10	.1.41**	Amendment No. 1 Partner Agent Program Amendment, dated January 17, 2005, between the Registrant and American Team Managers, Inc. (Incorporated by reference to Exhibit 10.1.41, filed with the 2004 10-K)

10	.1.42**	Partner Agent Program Agreement, dated May 11, 2005, between the Registrant and Specialty Risk Solutions, LLC.

10	.1.43**	Securities Purchase Agreement dated May 11, 2005, between the Registrant and Specialty Risk Solutions, LLC.

10	.1.44*	Partner Agent Agreement, dated October 11, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.45*	Securities Purchase Agreement, dated October 11, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.46*	First Amendment to the Securities Purchase Agreement, dated October 21, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.47*	Third Amendment to the Securities Purchase Agreement, dated October 21, 2005, between the Registrant and Specialty Risk Solutions, LLC.

21	.1**	Subsidiaries of Registrant. (Incorporated by reference to Exhibit 21.1, filed with the 2004 10-K)

23	.1*	Consent of PricewaterhouseCoopers LLP with respect to Registrant.

23	.3**	Consent of Stroock & Stroock & Lavan LLP. (included in Exhibit 5.1)

24	.1**	Powers of Attorney. (included in this Part II of the registration statement)

*	Filed herewith.

**	Filed previously.
      (b) Financial Statement Schedules.
      All schedules have been omitted because the information to be set forth therein is shown in the financial statements or notes thereto.

Item 17.	Undertakings.
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining liability under the Securities Act, if the undersigned registrant is relying on Rule 430B, (i) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement, and (ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus related, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchase with a time of contract of sale prior to such effective date, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, Delaware Corporation law, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on this 14th day of December 2005.

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

By:	/s/ Peter E. Jokiel

Name: Peter E. Jokiel

Title:	Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated:

Signature		Title	Date

/s/ * Courtney C. Smith		Chairman, Chief Executive Officer, President and Director (principal executive officer)	December 14, 2005

/s/ Peter E. Jokiel Peter E. Jokiel		Executive Vice President, Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	December 14, 2005

/s/ * Robert E. Dean		Director	December 14, 2005

/s/ * Raymond C. Groth		Director	December 14, 2005

/s/ * Paul A. Philp		Director	December 14, 2005

/s/ * Robert H. Whitehead		Director	December 14, 2005

/s/ * Russell E. Zimmermann		Director	December 14, 2005

*By:	/s/ Peter E. Jokiel Peter E. Jokiel Attorney-In-Fact	Director	December 14, 2005
Date: December 14, 2005

INDEX TO EXHIBITS

2	.1**	Stock Purchase Agreement, dated March 22, 2004, between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.1, filed with Specialty Underwriters’ Alliance, Inc.’s Registration Statement on Form S-1 (File No. 333-117722) (the “Form S-1”))

2	.2**	Amendment No. 1, dated May 4, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.2, filed with the Form S-1)

2	.3**	Amendment No. 2, dated July 1, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.3, filed with the Form S-1)

2	.4**	Amendment No. 3, dated July 13, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.4, filed with the Form S-1)

2	.5**	Amendment No. 4, dated October 12, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company. (Incorporated by reference to Exhibit 2.5, filed with the Form S-1)

3	.1**	Amended and Restated Certificate of Incorporation dated May 19, 2005.

3	.2**	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.2, filed with the Form S-1)

4	.1**	Amended and Restated Senior Secured Note to the order of Friedman, Billings, Ramsey Group, Inc. for up to $2,000,000. (Incorporated by reference to Exhibit 4.1, filed with the Form S-1)

4	.2**	Amended and Restated Subordinated Note to the order of Courtney C. Smith for up to $260,000. (Incorporated by reference to Exhibit 4.2, filed with the Form S-1)

4	.3**	Amended and Restated Subordinated Note to the order of Peter E. Jokiel for up to $114,000. (Incorporated by reference to Exhibit 4.3, filed with the Form S-1)

4	.4**	Amended and Restated Subordinated Note to the order of William S Loder for up to $45,000. (Incorporated by reference to Exhibit 4.4, filed with the Form S-1)

4	.5**	Amended and Restated Subordinated Note to the order of Gary J. Ferguson for up to $31,000. (Incorporated by reference to Exhibit 4.5, filed with the Form S-1)

4	.6**	Amended and Restated Amended and Restated Senior Secured Note to the order of Standard American Insurance Limited for up to $1,450,000. (Incorporated by reference to Exhibit 4.6, filed with the Form S-1)

5	.1**	Opinion of Stroock & Stroock & Lavan LLP

10	.1.1**	Management and Administrative Services Agreement, dated November 1, 2003, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.1, filed with the Form S-1)

10	.1.2**	Engagement letter, dated November 24, 2003 between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.2, filed with the Form S-1)

10	.1.3**	Agreement, dated March 15, 2004, between the Registrant and Guy Carpenter & Company, Inc. (Incorporated by reference to Exhibit 10.1.3, filed with the Form S-1)

10	.1.4**	Addendum I to the Management and Administrative Services Agreement, dated April 26, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.4, filed with the Form S-1)

10	.1.5**	Amended and Restated Stock Option Plan dated as of November 11, 2004. (Incorporated by reference to Exhibit 10.1.5, filed with the Form S-1)

10	.1.6**	Addendum II to the Management and Administrative Services Agreement, dated June 10, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.6, filed with the Form S-1)

10	.1.7**	First Amendment to Engagement Letter, dated June 24, 2004, between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.7, filed with the Form S-1)

10	.1.8**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Courtney C. Smith. (Incorporated by reference to Exhibit 10.1.8, filed with the Form S-1)

10	.1.9**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Peter E. Jokiel. (Incorporated by reference to Exhibit 10.1.9, filed with the Form S-1)

10	.1.10**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and William S. Loder. (Incorporated by reference to Exhibit 10.1.10, filed with the Form S-1)

10	.1.11**	Amended and Restated Employment Agreement, dated November 11, 2004, between the Registrant and Gary J. Ferguson. (Incorporated by reference to Exhibit 10.1.11, filed with the Form S-1)

10	.1.12**	Amended and Restated Senior Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited and Registrant. (Incorporated by reference to Exhibit 10.1.12, filed with the Form S-1)

10	.1.13**	Amended and Restated Subordinated Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.13, filed with the Form S-1)

10	.1.14**	Amended and Restated Intercreditor and Subordination Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.14, filed with the Form S-1)

10	.1.15**	Partner agent Program Agreement, dated May 18, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.15, filed with the Form S-1)

10	.1.16**	Amended and Restated Securities Purchase Agreement, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.16, filed with the Form S-1)

10	.1.17**	Partner agent Program Agreement, dated May 1, 2004, between the Registrant and American Team Managers. (Incorporated by reference to Exhibit 10.1.17, filed with the Form S-1)

10	.1.18**	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between the Registrant and American Team Managers. (Incorporated by reference to Exhibit 10.1.18, filed with the Form S-1)

10	.1.19**	Software License Maintenance and Support Agreement, dated May 20, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.21, filed with the Form S-1)

10	.1.20**	Master Software Sales and Services, Agreement (Americas), dated May 19, 2004, between the Registrant and SunGard Sherwood Systems (US), Inc. (Incorporated by reference to Exhibit 10.1.22, filed with the Form S-1)

10	.1.21**	Warrant Exchange Agreement, dated August 31, 2004, among Registrant, Friedman Billings, Ramsey Group, Inc., Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.23, filed with the Form S-1)

10	.1.22**	Second Amendment to Engagement Letter, dated September 7, 2004, between the Registrant and MMC Securities Corp. (Incorporated by reference to Exhibit 10.1.24, filed with the Form S-1)

10	.1.23**	Side letter, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc. (Incorporated by reference to Exhibit 10.1.25, filed with the Form S-1)

10	.1.24**	Promissory Note, dated September 30, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.26, filed with the Form S-1)

10	.1.25**	Side letter, dated August 16, 2004, between the Registrant and American Team Managers Insurance Services, Inc. (Incorporated by reference to Exhibit 10.1.27, filed with the Form S-1)

10	.1.26**	Promissory Note, dated August 16, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.28, filed with the Form S-1)

10	.1.27**	Letter Agreement, dated September 15, 2004, between the Registrant and Syndicated Services Company, Inc. (Incorporated by reference to Exhibit 10.1.31, filed with the Form S-1)

10	.1.28**	Partner agent Program Agreement, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.32, filed with the Form S-1)

10	.1.29**	Amended and Restated Securities Purchase Agreement, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.33, filed with the Form S-1)

10	.1.30**	Side Letter, dated November 3, 2004, between the Registrant and Risk Transfer Holdings, Inc. (Incorporated by reference to Exhibit 10.1.34, filed with the Form S-1)

10	.1.31**	Promissory Note, dated November 3, 2004, in favor of the Registrant. (Incorporated by reference to Exhibit 10.1.35, filed with the Form S-1)

10	.1.32**	First Amendment to Software License Maintenance and Support Agreement, dated October 13, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.36, filed with the Form S-1)

10	.1.33**	Second Amendment to Software License Maintenance and Support Agreement, dated November 9, 2004, between the Registrant and ISO Strategic Solutions, Inc. (Incorporated by reference to Exhibit 10.1.37, filed with the Form S-1)

10	.1.34**	First Amendment to Amended and Restated Senior Loan and Security Agreement, dated November 11, 2004, among FBR, Standard American Insurance Limited and Registrant. (Incorporated by reference to Exhibit 10.1.38, filed with the Form S-1)

10	.1.35**	First Amendment to Amended and Restated Subordinated Loan and Security Agreement, dated November 11, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson. (Incorporated by reference to Exhibit 10.1.39, filed with the Form S-1)

10	.1.36**	Form of Voting Agreement, by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.40, filed with the Form S-1)

10	.1.37**	Form of Registration Rights Agreement, by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.41, filed with the Form S-1)

10	.1.38**	Form of Stock Purchase Agreement by and between the Registrant and FBR. (Incorporated by reference to Exhibit 10.1.42, filed with the Form S-1)

10	.1.39**	Third Amendment to the Software License and Maintenance and Support Agreement by and between ISO Strategic Solutions, Inc. and the Registrant. (Incorporated by reference to Exhibit 10.1.43, filed with the Form S-1)

10	.1.40**	Lease Agreement, dated February 7, 2005, between SUA Insurance Company, the wholly owned operating subsidiary of the Registrant, and 222 South Riverside Property LLC. (Incorporated by reference to Exhibit 10.1.40, filed with Specialty Underwriters’ Alliance, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004) (the “2004 10-K”)

10	.1.41**	Amendment No. 1 partner agent Program Amendment, dated January 17, 2005, between the Registrant and American Team Managers, Inc. (Incorporated by reference to Exhibit 10.1.41, filed with the 2004 10-K)

10	.1.42**	Partner Agent Program Agreement dated May 11, 2005, between the Registrant and Specialty Risk Solutions, LLC.

10	.1.43**	Securities Purchase Agreement dated May 11, 2005, between the Registrant and Specialty Risk Solutions, LLC.

10	.1.44*	Partner Agent Agreement, dated October 11, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.45*	Securities Purchase Agreement, dated October 11, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.46*	First Amendment to the Securities Purchase Agreement, dated October 21, 2005, between the Registrant and Appalachian Underwriters, Inc.

10	.1.47*	Third Amendment to the Securities Purchase Agreement, dated October 21, 2005, between the Registrant and Specialty Risk Solutions, LLC.

21	.1**	Subsidiaries of Registrant. (Incorporated by reference to Exhibit 21.1, filed with the 2004 10-K)

23	.1*	Consent of PricewaterhouseCoopers LLP with respect to Registrant.

23	.3**	Consent of Stroock & Stroock & Lavan LLP. (included in Exhibit 5.1)

24	.1**	Powers of Attorney. (included in this Part II of the registration statement)

*	Filed herewith.

**	Filed previously.